SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                               (Amendment No. 4)*

                           Maxcor Financial Group Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   57772G-10-0
                                 --------------
                                 (CUSIP Number)

                                Michael J. Scharf
                             c/o Niagara Corporation
                         667 Madison Avenue, 11th Floor
                            New York, New York 10022

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 23, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           57772G 10 0                                Page 2 of 6 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael J. Scharf
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                      467,817 (including shares issuable
BENEFICIALLY                                upon currently exercisable Options)
OWNED BY                             -------------------------------------------
EACH REPORT-                         8      SHARED VOTING POWER
ING PERSON                                  0
WITH                                 -------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            467,817 (including shares issuable
                                            upon currently exercisable Options)
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        467,817 (including shares issuable upon currently exercisable Options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages

         Michael J. Scharf (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on December 9,
1997), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:

Item 2.  Identity and Background.
         -----------------------

Paragraph (b) of Item 2 is hereby deleted and replaced in its entirety by the following:

    (b)  Residence or business address:

         c/o Niagara Corporation
         667 Madison Avenue, 11th Floor
         New York, New York 10022

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Paragraph (c) of Item 3 is hereby deleted and replaced in its entirety by the following:

         (c) On August 26, 1996, the Reporting Person received a grant from the Issuer of 10,000 options to acquire its Common Stock ("Options"), with an exercise price of $5.50 per share. The Options vest in equal 20% increments on each of the first through fourth anniversaries of the date of grant and on January 1, 2001. On August 5, 1998, the Issuer repriced all of its outstanding grants of Options, including those of the Reporting Person, to change their exercise price to $2.00 per share. The vesting terms of Options were not amended in connection with the repricing, except that the right to an accelerated vesting upon a Change in Control (as defined in the Issuer's plan) was waived for the twelve-month period following the repricing.

New paragraphs (e) and (f) are hereby added to the end of Item 3 as follows:

         (e) On August 14, 1998, the Reporting Person received a grant from the Issuer of an additional 10,000 Options, with an exercise price of $2.00 per share. On November 9, 1999, the Reporting Person received a grant from the Issuer of an additional 10,000 Options, with an exercise price of $2.60 per share. On July 3, 2001, the Reporting Person received a grant from the Issuer of an additional 10,000 Options, with an exercise price of $3.00 per share. Each grant vests in equal 50% increments on each of the six month and twelve month anniversaries of the date of grant.

         (f) On August 23, 2001, the Reporting Person exercised all 10,000 of the Options that were granted to him on August 26, 1996 and that are described in paragraph (c) above. The Reporting Person paid the option exercise price of $2.00 per share through the delivery of 4,416 shares of Common Stock (valued for these purposes, pursuant to the Issuer's Plan, at $4.53 per share) that were held by him, and received 10,000 shares of Common Stock upon such exercise.

                               Page 3 of 6 Pages

Item 4.  Purpose of Transaction.
         ----------------------

The first sentence of the first paragraph of Item 4 is hereby deleted and replaced with the following two sentences:

         The Reporting Person has acquired the Common Stock of the Issuer referred to in Item 3 above for the purpose of investment and in connection with his serving as a director (and, formerly, as an officer) of the Issuer. The Reporting Person's acquisition of Common Stock described in
     Item 3(f) above also was for the purpose of exercising, in a tax efficient manner for the Reporting Person, Options that were about to expire.

The following sentence is hereby added to the end of the first paragraph of Item 4:

     At a meeting of the Issuer's stockholders held on June 9, 1999, the Reporting Person was re-elected as a director of the Issuer to serve a three-year term expiring at the Issuer's annual meeting in 2002.

The last paragraph of Item 4 is hereby deleted and replaced in its entirety by the following:

         Except to the extent set forth above, or in any other Item hereof, and except in his capacity as a director of the Issuer, which from time to time may consider various transactions involving its securities, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

         (a) The Reporting Person currently beneficially owns 467,817 shares of Common Stock. This number of shares represents: (i) 434,584 shares of Common Stock that are directly owned by the Reporting Person, (ii) 3,733 shares of Common Stock that are held in the Michael J. Scharf 1987 Grantor Income Trust, of which the Reporting Person is a trustee, (iii) 9,500 shares of Common Stock that are held in the Scharf Family 1989 Trust, of which the Reporting Person is a trustee, and (iv) 20,000 Options that are currently exercisable. In its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, the Issuer reported that a total of 7,090,824 shares of Common Stock were outstanding as of August 9, 2001. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 6.6% of the Common Stock outstanding (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

The following sentence is hereby added to the end of paragraph (e) of Item 5:

     As a result of the exercise of Options described above in paragraph (f) of
     Item 3 and significant repurchases of the Common Stock by the Issuer over the last several years, the Reporting Person has again become the beneficial owner of more than 5% of the Common Stock.

                               Page 4 of 6 Pages

Item 6.  Contracts, Understandings or Relationships
         with Respect to Securities of the Issuer
         ----------------------------------------

The last sentence of the fourth paragraph (commencing with "In accordance with the provisions of the Letter Agreement...") under Item 6 is hereby deleted and replaced in its entirety by the following:

     The Escrow Period ended as of December 1, 1997, and the Escrow Shares have since been released to the Reporting Person.

The following paragraph is hereby added to Item 6 as the penultimate paragraph thereof:

         In June 1999, in connection with the repurchase at such time by the Issuer of approximately three million shares of Common Stock held by investment partnerships controlled by WCAS, the Registration Rights Agreement was terminated, with all registration rights granted thereunder (including to the Reporting Person) extinguished.

                               Page 5 of 6 Pages

                                 SIGNATURE PAGE
                                 --------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

Dated:   September 7, 2001



                                            /s/ MICHAEL J. SCHARF
                                            ------------------------------------
                                            Michael J. Scharf

                               Page 6 of 6 Pages